1360571-1
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
              AND AMENDMENT THERETO FILED PURSUANT TO RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          Paragon Financial Corporation
                                (Name of Issuer)

                         Common Stock, $.0001 Par Value
                         (Title of Class of Securities)

                                   69912C 10 5
                                 (CUSIP Number)

                              Gavin C. Grusd, Esq.
                       Certilman Balin Adler & Hyman, LLP
                    90 Merrick Avenue, East Meadow, NY 11554
                                 (516) 296-7000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 19, 2002
             (Date of Event Which Requires Filing of This Statement)

     If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.         69912C 10 5                                 Page 2 of 6 Pages

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Christopher Liston

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [       ]
                                                              (b)  [       ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*    N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) [  ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America


NUMBER OF  SHARES          7    SOLE VOTING POWER
BENEFICIALLY  OWNED BY               14,208,685
EACH REPORTING
PERSON  WITH               8    SHARED VOTING POWER
                                     0

                           9    SOLE DISPOSITIVE POWER
                                     14,208,685

                           10    SHARED DISPOSITIVE POWER
                                     0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           14,208,685

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [    ]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           22.8%

14       TYPE OF REPORTING PERSON*

                           IN

Item 1.           Security and Issuer.

     Christopher Liston ("Liston") is making this statement in reference to shares of common stock, par value $.0001 per share, of Paragon Financial Corporation (formerly known as PlanetRx.com, Inc.), a Delaware corporation ("Paragon"). This statement amends and supplements the Schedule 13D, dated May 31, 2002, as filed with the Securities and Exchange Commission on September 26, 2002. The address of the Paragon's principal executive offices is 5000 Sawgrass Village Circle, Third Floor, Ponte Vedra Beach, Florida 32082.

Item 2.  Identity and Background.

         The Reporting Person is making this statement pursuant to Rule
13d-1(a).

          (a)  Name:

                  Christopher Liston

          (b)  Residence or business address:

                           5000 Sawgrass Village Circle
                           Third Floor
                           Ponte Vedra Beach, Florida 32082

          (c) Liston is a stockholder and Executive Vice President of Paragon and an officer and director of Paragon Homefunding, Inc., a wholly owned subsidiary of Paragon.

          (d) Liston has not been convicted in a criminal proceeding in the last five years.

          (e) Liston has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Liston is a United States citizen.

Item 3.        Source and Amount of Funds or Other Consideration.

                  Not applicable.

Item 4.        Purpose of Transaction.

                  Not applicable.

Item 5.        Interest in Securities of Paragon.

     (a) Liston owns 14,208,685 shares of common stock, which represents 22.8% of the total shares of common stock of Paragon outstanding as of November 13, 2002.

     The percentage for Liston was calculated using as the denominator the 62,192,739 outstanding shares of common stock as of November 13, 2002, based upon Paragon's Quarterly Report on Form 10-Q for the period ended September 30, 2002.

     (b) Liston has sole voting and dispositive power with respect to all of the 14,208,685 shares of common stock owned by him.

     (c) (i) On October 10, 2002, Liston gifted an aggregate of 1,760,000 shares of Common Stock to 13 individuals.

          (ii) On November 7, 2002, Liston gifted 100,000 shares of Common Stock to one individual.

          (iii)On December 11, 2002, Liston sold 100,000 shares of Common Stock to one individual in a private transaction for a purchase price of $0.25 per share.

          (iv) On December 19, 2002, Liston gifted an aggregate of 120,000 shares of Common Stock to six (6) individuals.

     (d)  Not applicable.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

                  Not applicable.

Item 7.      Material to be Filed as Exhibits.

                  None

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 10, 2003


                                                /s/ Christopher Liston
                                              ---------------------------------
                                              Christopher Liston